               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1996


                      _____________________


          PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                      FOR HOURLY EMPLOYEES

                   Commission File No. 1-5591

                     ______________________

                        PENNZOIL COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1996, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           ARTHUR ANDERSEN LLP

Houston, Texas
June 16, 1997


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1996

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Dreyfus/           Davis
                                                  Lynch             Morgan           Advisor           Laurel              New
                                                Retirement      Institutional        Income &          Equity              York
                                               Preservation          Bond             Growth            Index             Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $      -          $      -          $      -          $      -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         3,073,475               -                 -                 -                 -
    Mutual funds                                       -             176,778           244,802         2,949,961           606,905
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                  60,407               -                 -                 -                 -

  Receivables-
    Employee contributions                          46,309             3,353             5,249            37,379            11,433
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                   91               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              3,180,282           180,131           250,051         2,987,340           618,338

LIABILITIES:
    Payable to brokers                                 -              18,934             3,386            20,535             7,267
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $3,180,282        $  161,197        $  246,665        $2,966,805        $  611,071
                                               ============      ============      ============      ============      ============

 See notes to financial statements.




                                                                                      Non-
                                                                                   Participant
                                                Participant Directed Funds           Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $2,242,279        $5,224,705        $7,466,984
    Battle Mountain Gold Company
      common stock                                     -               7,892             6,999            14,891
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           3,073,475
    Mutual funds                                       -                 -                 -           3,978,446
    Participant loans                              692,157               -                 -             692,157
    Cash and temporary investments                     -                 -              35,489            95,896

  Receivables-
    Employee contributions                             -              27,083               -             130,806
    Employer contributions                             -                 -              57,403            57,403
    Investment income                                  -                 -                  36               127
                                               ------------      ------------      ------------      ------------
       Total assets                                692,157         2,277,254         5,324,632        15,510,185

LIABILITIES:
    Payable to brokers                                 -                 -                 -              50,122
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $  692,157        $2,277,254        $5,324,632       $15,460,063
                                               ============      ============      ============      ============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1995

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Dreyfus/           Davis
                                                  Lynch             Morgan           Advisor           Laurel              New
                                                Retirement      Institutional        Income &          Equity              York
                                               Preservation          Bond             Growth            Index             Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $      -          $      -          $      -          $      -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         2,743,465               -                 -                 -                 -
    Mutual funds                                       -              94,610           144,918         2,179,274           282,523
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                  62,664               -                 -                 612               -

  Receivables-
    Employee contributions                          41,328             1,963             3,312            27,057             5,886
    Employer contributions                             -                 -                 -                 -                 -
    Receivable from brokers                            -                 -              17,561            13,040               -
    Investment income                                   93               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              2,847,550            96,573           165,791         2,219,983           288,409

LIABILITIES:
    Payable to brokers                                 -                 424               -              10,670             2,618
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $2,847,550        $   96,149        $  165,791        $2,209,313        $  285,791
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                Participant Directed Funds           Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $1,476,906        $3,354,086        $4,830,992
    Battle Mountain Gold Company
      common stock                                     -               9,758             8,653            18,411
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           2,743,465
    Mutual funds                                       -                 -                 -           2,701,325
    Participant loans                              538,624               -                 -             538,624
    Cash and temporary investments                     -                 -              65,050           128,326

  Receivables-
    Employee contributions                             -              23,977               -             103,523
    Employer contributions                             -                 -              49,721            49,721
    Receivable from brokers                            -                 -                 -              30,601
    Investment income                                  -                 -                  57               150
                                               ------------      ------------      ------------      ------------
       Total assets                                538,624         1,510,641         3,477,567        11,145,138

LIABILITIES:
    Payable to brokers                                 -                 -                 -              13,712
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $  538,624        $1,510,641        $3,477,567       $11,131,426
                                               ============      ============      ============      ============

 See notes to financial statements.


                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31,1996


                                                                      Participant Directed Funds
                                        ---------------------------------------------------------------------------------------
                                          Merrill             J.P.             Fidelity           Dreyfus/            Davis
                                           Lynch             Morgan            Advisor             Laurel              New
                                         Retirement       Institutional        Income &            Equity              York
                                        Preservation          Bond              Growth             Index              Venture
                                           Trust              Fund               Fund              Trust               Fund
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $2,847,550         $   96,149         $  165,791         $2,209,313          $ 285,791

CONTRIBUTIONS:
  Employee                                 544,232             40,390             62,954            452,594            140,694
  Employer                                     -                  -                  -                  -                  -

INVESTMENT INCOME:
  Dividends                                    -                6,538              6,466             95,733             23,663
  Interest                                 181,036                -                  -                  -                  -
  Loan Repayment Interest                   14,711              1,111              1,290             13,905              5,562

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                 -               (1,415)            11,009            439,837             85,616

NET TRANSFERS (Note 1)
  Among Funds                              (49,850)            21,156             (1,789)           (45,454)            91,032
  (To) From Salaried Plan                   16,886              1,063              1,324            (47,054)             1,134

PARTICIPANT LOANS (Note 1)
  New Loans Issued                        (109,981)            (8,555)            (4,690)           (60,979)           (35,284)
  Principal Received                        53,628              6,007              5,560             60,818             17,482

EXPENSES                                      (652)               (37)               (54)              (297)              (279)

DISTRIBUTIONS AND WITHDRAWALS
  (Note 1)                                (317,278)            (1,210)            (1,196)          (151,611)            (4,340)
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $3,180,282         $  161,197         $  246,665         $2,966,805         $  611,071
                                        ===========        ===========        ===========        ===========        ===========

 See notes to financial statements.

                                                                                 Non-
                                                                              Participant
                                          Participant Directed Funds           Directed
                                        ------------------------------        -----------


                                                              Company           Company
                                            Loan               Stock             Stock
                                            Fund                Fund              Fund              Total
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $  538,624         $1,510,641         $3,477,567        $11,131,426

CONTRIBUTIONS:
  Employee                                     -              365,061                -            1,605,925
  Employer                                     -                  -              803,190            803,190

INVESTMENT INCOME:
  Dividends                                    -               38,026             87,724            258,150
  Interest                                     -                  538              1,240            182,814
  Loan Repayment Interest                      -               15,193                -               51,772

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                 -              559,646          1,291,076          2,385,769

NET TRANSFERS (Note 1)
  Among Funds                                8,385             (6,920)           (16,560)               -
  (To) From Salaried Plan                      -                  -               (6,376)           (33,023)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                         341,500           (122,011)               -                  -
  Principal Received                      (196,352)            52,857                -                  -

EXPENSES                                       -                 (170)              (391)            (1,880)

DISTRIBUTIONS AND WITHDRAWALS
  (Note 1)                                     -             (135,607)          (312,838)          (924,080)
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $  692,157         $2,277,254         $5,324,632         $15,460,063
                                        ===========        ===========        ===========        ===========



 See notes to financial statements.

             PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                         FOR HOURLY EMPLOYEES


                     NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:

General

The Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) was established effective January 1, 1989, by Pennzoil Company. The purpose of the Plan is to encourage hourly employees of Pennzoil Company and participating subsidiaries and affiliated companies (Pennzoil) to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Prior to January 1, 1989, some hourly and salaried employees participated in the Pennzoil Company Savings and Investment Plan (the Prior Plan). Effective January 1, 1989, the account balances of all hourly employees in the Prior Plan at December 31, 1988, along with assets from the Roosevelt Refinery Hourly Employees Retirement Savings Plan, were transferred to the Plan. Upon changing wage status, a participant's account balance is transferred between the Plan and the Prior Plan.

Each person employed by Pennzoil who is a member of a collective bargaining unit which has agreed to participate in the Plan and who is receiving remuneration on an hourly basis on or after January 1, 1989 (the effective date), is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

During the 1993 plan year, in order to participate in the Plan, an eligible employee could authorize, by pretax payroll deduction, a contribution in whole percentages of not less than 1 percent and not more than 6 percent of annual compensation. In addition, an eligible employee could, independently of his pretax contribution, elect to make after-tax contributions to the Plan in whole percentages of not less than 1 percent and not more than 6 percent of annual compensation. Effective April 1, 1994, the Plan was amended to increase the maximum pretax and after-tax contributions for eligible employees from 6 percent of annual compensation to 12 percent of annual compensation. In addition, the maximum combined contribution rates of pretax and after-tax contributions based on years of participation in the Plan were increased to 9 percent, 10 percent and 12 percent, respectively, for those employees. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:


Years of Participation (a)    Maximum Combined Contribution Rate
--------------------------    ----------------------------------

      Less than 5 years                      9%
      5 - 10 years                          10%
      More than 10 years                    12%

For each Plan year, Pennzoil contributes an amount on behalf of participating employees equal to the following percentages of the aggregate pretax and after-tax contribution rates shown above. Pennzoil's contributions on behalf of participating employees was not changed by the amendment.

                                        Applicable
                                       Percentage -
        Years of                    Employer Matching
    Participation (a)                  Contribution
    -----------------               -----------------

     Less than 5 years                     50%
     5 - 10 years                          75%
     More than 10 years                   100%

(a) Includes years of participation in the Plan, the Prior
    Plan or the Pennzoil Company and Participating Companies
    Employees Stock Purchase Plan.


Investment Choices

Employer contributions are invested solely in Pennzoil Company common stock. At Pennzoil's discretion, employer contributions may be made either in cash or in Pennzoil Company common stock. Therefore, the statement of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1996, Pennzoil Company contributed 17,256 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statement of net assets available for benefits under the caption "Cash and temporary investments."


Employee contributions are invested as designated by participating employees in the following investment funds:

      Fund Name                   Type of Investment(s)
-------------------      -------------------------------------------
I.   Merrill Lynch       Invests primarily in guaranteed investment
     Retirement          contracts (generally with insurance
     Preservation Trust  companies or banks which agree to return principal and a stated rate of return
                         over a specified period of time) and
                         U.S. Government and U.S. Government
                         Agency securities.
II.  J. P. Morgan        Normally, at least 65% of the fund's
     Institutional       assets will be represented by
     Bond Fund           investment in securities rated "A" or
                         better by a major ratings agency.  The
                         fund's duration (a measure of average
                         maturity) ranges between 3-1/2 and 5-1/2
                         years.
III. Fidelity Advisor    Invests in a diversified portfolio of
     Income and Growth   equity and fixed-income securities
     Fund                with income, growth of income and
                         capital appreciation potential.
IV.  Dreyfus/Laurel      Consists of common stocks that, to the
     Equity Index Trust  extent possible, duplicate the
                         composition of Standard & Poor's Index
                         of 500 stocks.
V.   Davis New York      Invests primarily in common stock and
     Venture Fund        securities convertible into common
     (formerly New       stock.  The fund ordinarily invests in
     York Venture Fund)  securities which management believes
                         have above-average appreciation
                         potential.
VI.  Company Stock       Common stock of Pennzoil Company

Loans

A participant may apply to the administrative committee of the Plan to borrow from his accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (20 years in the case of loans to purchase a primary residence) and cannot exceed the lesser of (a) $50,000 or (b) 50 percent of the participant's account balances.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions. Forfeitures available, plus earnings, for allocation as of December 31, 1996 and 1995 had market values of $3,071 and $2,251, respectively. No forfeitures were utilized during 1996.

Under the terms of the Plan, assets transferred from the Prior
Plan (which included shares of Battle Mountain Gold Company common stock) are at all times fully vested and nonforfeitable.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for 180 days.


Distribution of Benefits

Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the board of directors of Pennzoil Company. The sole trustee of the Plan is Mellon Bank, N.A. All administrative expenses are borne by Pennzoil with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974.

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by Pennzoil
Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting, except that amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There were no such amounts outstanding at December 31, 1996 and 1995. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For the Company Stock Fund, fair value was determined by using the applicable closing price of the funds listed on the New York Stock Exchange on the last trading day of the Plan year. For all mutual funds at December 31, 1996 and 1995, fair value was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan in each fund. The guaranteed investment contracts of the Retirement Preservation Trust are fully benefit responsive and contract value approximates fair value. Contract value for the Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Investments in the Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying net assets, which consist of Pennzoil Common Stock, cash and temporary investments. The total units of Pennzoil Common Stock assigned to participants at December 31, 1996 were 308,776. The unit value for Pennzoil Common Stock at December 31, 1996 was $24.29. The total units of Pennzoil Common Stock assigned to participants at December 31, 1995 were 274,937. The unit value for Pennzoil Common Stock at December 31, 1995 was $17.74.

Net appreciation (depreciation) in fair value of investments consists of realized gains (losses) on sale of investments and unrealized appreciation (depreciation) of investments.
Realized gains (losses) are calculated based on proceeds from the sale of assets and the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the market value of the assets at the end of the Plan year and the market value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

3.   FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the
Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.

                                                                                     SCHEDULE I


                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                           FOR HOURLY EMPLOYEES

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1996



                                                                                                    Current
Identity of Issue                          Description of Investment                 Cost            Value
---------------------                      -------------------------              -----------      -----------
EQUITY SECURITIES:
 Common stock-
  Pennzoil Company <F1>                      132,159 shares--$.83-1/3 par value    $ 6,903,679      $ 7,466,984
  Battle Mountain Gold Company                 2,166 shares--$.10 par value              9,982           14,891
                                                                                   -----------      -----------
   Total equity securities                                                           6,913,661        7,481,875
                                                                                   -----------      -----------

INVESTMENT CONTRACTS:
 Merrill Lynch Retirement
    Preservation Trust                     3,073,475 units of collective trust       3,073,475        3,073,475
                                                                                   -----------      -----------

MUTUAL FUNDS:
  Dreyfus/Laurel Equity
    Index Trust                              185,416 units of an equity fund         2,155,644        2,949,961
  Davis New York Venture Fund                 34,680 units                             509,434          606,905
  Fidelity Advisor Income & Growth Fund       14,945 units                             228,637          244,802
  J.P. Morgan Institutional Bond Fund         18,020 units                             175,225          176,778
                                                                                   -----------      -----------
        Total mutual funds                                                           3,068,940        3,978,446
                                                                                   -----------      -----------

OTHER:
  Cash <F1>                                                                                 75               75
  Mellon Bank - EB temporary
    investment fund <F1>                     96,064 units                               95,821           95,821
                                                                                   -----------      -----------
    Total cash and temporary investments                                                95,896           95,896

  Participant Loans with interest
    rates ranging from 8.75% to 9.5% <F1>                                              692,157          692,157
                                                                                   -----------      -----------
     Total other assets                                                                788,053          788,053
                                                                                   -----------      -----------

     Total assets held for
       investment purposes                                                         $13,844,129      $15,321,849
                                                                                   ===========      ===========



<F1> Represents party in interest.

                                                                                     SCHEDULE II

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                      (SERIES OF INVESTMENT TRANSACTIONS)
                                      FOR THE YEAR ENDED DECEMBER 31, 1996


Number of
 Units or                                                                                         Net
Face Value        Identity of Party Involved         Purchase      Selling       Cost of         Gain/
  Amount          and Description of Assets          Price<F1>     Price<F1>      Asset          (Loss)
----------     -------------------------------      ----------    ----------    ----------     --------

               Pennzoil Company common stock,
                $.83-1/3 par value -
   12,661         Purchases (39 transactions)       $  598,603    $     -       $  598,603     $    -
    9,972         Sales (42 transactions)                 -           513,259      522,569        (9,310)

               Mellon Bank - EB Temporary
                Investment Fund -
1,514,994         Purchases (183 transactions)       1,514,995          -        1,514,995          -
1,554,879         Sales (146 transactions)                 -        1,554,879    1,554,879          -

               Merrill Lynch Retirement
                Preservation Trust -
  592,043         Purchases (35 transactions)          592,043          -          592,043          -
  432,825         Sales (42 transactions)                 -           432,825      432,825          -

               Dreyfus/Laurel Equity Index
                Trust -
   48,306         Purchases (60 transactions)          705,502          -          705,502
   25,887         Sales (55 transactions)                 -           374,652      285,857       88,795




<F1> Current value of asset on transaction date is equal to the purchase or selling price.
     Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL COMPANY SAVINGS AND
                                 INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                 By   S/N James W. Shaddix
                                 James W. Shaddix
                                 Chairman of the Administrative Committee


June 24, 1997

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 16, 1997, included herein, into Pennzoil Company's previously filed Registration Statement on Form S-8 No. 33-24261 and 33-53783.




                                      ARTHUR ANDERSEN LLP


Houston, Texas
June 24, 1997